January 13, 2022

Rebecca Marquigny, Esq.

Senior Counsel

Office of Disclosure and Review

Division of Investment Management

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

RE: Build Funds Trust

File Nos. 333-259006 and 811-23732

Dear Ms. Marquigny:

Build Funds Trust (the “Registrant”) on August 23, 2021 filed a registration statement on Form N-1A under the Securities Act of 1933 (“Securities Act”) and the Investment Company Act of 1940 (the “1940 Act”) to offer shares of Build Bond Innovation ETF (the “Fund”). On September 22, 2021, and December 10, 2021, the Staff provided written comments on the registration statements to the undersigned who received and responded to those comments on behalf of the Registrant. On January 10, 2022, your office provided an additional comment in a phone conversation with Bibb L. Strench of Thompson Hine LLP on behalf of the Registrant.

Please find below a list of those comments and the Registrant's responses as requested, which the Registrant has authorized Thompson Hine LLP to make on behalf of the Registrant. Additional or revised disclosures are italicized herein.

1.	Comment: In the third paragraph under “Principal Investment Strategies”, the disclosure states that the “Fund seeks to achieve its risk mitigation objective by: … (2) maintaining the Fund’s allocation to the Equity Option Overlay Strategy to between 0% and 10% its holdings.” Please explain what is meant by “holdings” and confirm that the percentage range is not based on net assets. And, please describe what factors will lead to the Equity Option Overlay Strategy allocating towards one end of the range (i.e., 0%) or the other end of the range (i.e., 10%).

Rebecca Marquigny, Esq.

January 13, 2022

Response: The Registrant notes that the term “holdings” in this example reflects the assets held by the Fund. The percentage range reflects the tolerated proportion of market value of options owned in the Fund’s Equity Option Overlay Strategy as a percent of the total market value of the Fund’s assets. The calculation references in these statements in the Prospectus are not based on the Fund’s net assets, defined as its assets minus liabilities.

Accordingly, the Registrant has revised the disclosure in question as follows:

The Fund seeks to achieve its capital appreciation objective via two sources: (1) total return on the Fixed Income Strategy, and (2) total return on the Equity Option Overlay Strategy. The Fund seeks to achieve its risk mitigation objective by: (1) maintaining a moderate duration, investment grade (BBB- equivalent or better) average credit quality risk profile of its holdings in the Fixed Income Strategy, and (2) maintaining the Fund’s allocation to the Equity Option Overlay Strategy to between 0% and 10% its holdings. Price performance of the options owned in the Equity Option Overlay Strategy is the primary factor that will lead to the Equity Option Overlay Strategy allocating towards one end of the range (i.e., 0%) or the other end of the range (i.e., 10%). Price performance of an option is influenced by the price performance of the Reference Asset, among other factors, including the implied volatility in the Reference Asset (as determined by pricing within options markets) and prevailing interest rates.

2.	Comment: In the third paragraph under “Fixed Income Strategy,” the disclosure states:

“In analyzing individual securities for inclusion or removal from the Fixed Income Strategy’s holdings, the adviser evaluates individual fixed income securities or Underlying Funds on a relative value basis in a manner that the adviser believes to be most consistent with the Fund’s stated objectives.” (emphasis supplied) Please clarify what is meant by the language in bold.

Response: The Registrant has revised the disclosure in question as follows:

In forming a portfolio of holdings that make up the Fixed Income Strategy, the adviser selects a portfolio of securities it believes best maximizes the Fund’s expected total return potential while maintaining a risk profile consistent with a moderate duration and investment grade average credit quality. In analyzing individual securities for inclusion or removal from the Fixed Income Strategy’s holdings, the adviser evaluates individual fixed income securities or Underlying Funds on a “relative value” basis in a manner that the adviser believes to be most consistent with the Fund’s stated objectives. “Relative value” is a method of determining an asset's worth that takes into account the value of similar assets. When comparing, evaluating, and selecting among a set of addressable securities representing a similar level of risk, all else equal, the Advisor considers the lower priced security preferable to a peer with higher price.

Rebecca Marquigny, Esq.

January 13, 2022

3.	Comment: In the third paragraph under “Equity Option Overlay Strategy,” the disclosure states:

“In addition, under normal market conditions, no more than 10% of the value of the Fund’s net assets will be subject to the Fund’s call strategy and no more than 2.5% of the Fund’s net assets will be subject to any single call option.”

Please describe what factors will lead to the call strategy allocating towards one end of the range (i.e., 0%) or the other end of the range (i.e., 10%). For example, will such factors such as the option’s cost, strike price, expiration and price sensitivity to the Reference Asset impact the percentage of allocation and, if so, in what way?

Response: The Registrant has revised the disclosure in question as follows:

The adviser employs a risk management process to mitigate the risks associated with the call option strategy. In addition, under normal market conditions, no more than 10% of the value of the Fund’s net assets will be subject to the Fund’s call strategy and no more than 2.5% of the Fund’s net assets will be subject to any single call option. Price performance of the options owned in the Equity Option Overlay Strategy is the primary factor that will lead to the Equity Option Overlay Strategy allocating towards one end of the range (i.e., 0%) or the other end of the range (i.e., 10%). Price performance of an option is influenced by the price performance of the Reference Asset, among other factors, including the implied volatility in the Reference Asset (as determined by pricing within options markets) and prevailing interest rates.

4.	Comment: In the first sentence of the second paragraph under “Additional Information About Investment Strategies,” the disclosure states that “the Fund invests 80% or more of its assets (defined as net assets plus any borrowing for investment purposes, if any) in bond instruments (“80% investment policy”), directly or by investing in Underlying Funds which invest primarily in bond instrument securities.” Please state how the adviser will determine whether an “Underlying Fund” will have a significant percentage of its assets (e.g., 80%) invested in bonds?

Response: The Registrant notes that the Advisor will utilize, review, and analyze regulatory filings, including the prospectus, and the constituents of every underlying fund which it considers for potential investment, to determine whether an Underlying Fund will have a significant percentage of its assets (e.g., 80%) invested in bonds. In many cases, the underlying fund will have “Bond” in its name, which because of Rule 35d-1 under the 1940 Act, require it to invest at least 80% of its assets in bonds.

Rebecca Marquigny, Esq.

January 13, 2022

5.	Comment: In the statement of additional information, in the section “Acceptance of Orders for Creation Unit Aggregations” please revise the following disclosure to delete the word “absolute” and the statements in (iv) and (vi): “The Trust reserves the absolute right to reject a creation order transmitted to it by the Distributor in respect of a Fund if: (i) the order is not in proper form; (ii) the investor(s), upon obtaining the Fund Shares ordered, would own 80% or more of the currently outstanding shares of any Fund; (iii) the Deposit Securities delivered are not as disseminated for that date by the Custodian, as described above; (iv) acceptance of the Deposit Securities would have certain adverse tax consequences to a Fund; (v) acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; (vi) acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners; or (vii) in the event that circumstances outside the control of the Trust, the Custodian, the Distributor and the Adviser make it for all practical purposes impossible to process creation orders.”

Response: The Registrant has revised the disclosure in question as follows:

The Trust reserves the ~~absolute~~ right to reject an order for Creation Units transmitted to it by the Transfer Agent with respect to the Fund including but not limited to, ~~without limitation~~, if (a) the order is not in proper form; (b) the Deposit Securities or Deposit Cash, as applicable, delivered by the Participant are not as disseminated through the facilities of the NSCC for that date by the Custodian; (c) the investor(s), upon obtaining Shares ordered, would own 80% or more of the currently outstanding Shares; ~~(d) acceptance of the Deposit Securities would have certain adverse tax consequences to the Fund~~; (~~e~~ d) the acceptance of the Fund Deposit would, in the opinion of counsel, be unlawful; ~~(f) the acceptance of the Fund Deposit would otherwise, in the discretion of the Trust or the Adviser, have an adverse effect on the Trust or the rights of beneficial owners~~; (~~g~~ e) the acceptance or receipt of the order for a Creation Unit would, in the opinion of counsel to the Trust, be unlawful; or (~~h~~ f) in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.

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Rebecca Marquigny, Esq.

January 13, 2022

Should you have any questions concerning this response, please contact the undersigned at (202) 973-2727.

Sincerely,

/s/ Bibb L. Strench

Bibb L. Strench

cc:	John Ruth,
Build Funds Trust